Exhibit 99.1

Brussels, 19 December 2012 – 1 / 2

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Disclosure made according to the requirements of the Law of 2 May 2007

Anheuser-Busch InBev (Euronext: ABI)(NYSE: BUD) discloses the information required under article 15, § 1 of the Law of 2 May 2007 regarding the disclosure of important shareholdings in listed companies.

Information as at 11 December 2012:

•	Total outstanding capital : 1,237,488,292.11 €

•	Total number of outstanding ordinary shares :1,606,787,543

•	Total number of outstanding subscription rights (each right entitles the holder to subscribe to one new ordinary share) : 2,175,648

•	Total number of outstanding options (each option entitles the holder to purchase from Anheuser-Busch InBev one existing ordinary share) : 47,524,906

According to Anheuser-Busch InBev’s bylaws, the threshold as from which a shareholding needs to be disclosed, has been set at 3%.

Notifications of important shareholdings to be made according to the Law of 2 May 2007 or Anheuser-Busch InBev’s bylaws, should be sent to benoit.loore@ab-inbev.com .

This information will be posted on www.ab-inbev.com/investors .

Brussels, 19 December 2012 – 2 / 2

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world's top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands - those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico's leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 116,000 employees based in 23 countries worldwide. In 2011, AB InBev realized 39.0 billion USD revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Laura Vallis Tel: +1-212-573-9283 E-mail: laura.vallis@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com